FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-83166


For the month of March 2003

                               Grohe Holding GmbH
                     Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F


                         Form 20-F |X|   Form 40-F  |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes |_|   No |X|


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                              Grohe Holding GmbH
                                                                 (Registrant)


31 March 2003                               By: /s/ Michael Grimm
                                                --------------------------------
                                            Name:   Michael Grimm
                                            Title:  Chief Financial Officer


31 March 2003                               By: /s/ Heiner Henke
                                                --------------------------------
                                            Name:   Heiner Henke
                                            Title:  Principal Accounting Officer


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                           FORWARD-LOOKING STATEMENTS

         Some of the information in this notice may contain forward-looking statements that reflect the current views of our management with respect to future events. You can identify such forward looking statements by, among other things, words such as "may", "will", "expect", "anticipate", "believe", "future", "aim", "continue", "help", "estimate", "plan", "intend", "should", "shall" or the negative or other variations of them as well as other statements regarding matters that are not historical fact. We have based these forward-looking statements on management's current view with respect to future events and financial performance. These views reflect the best judgment of our executives but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that any estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements. For information identifying some of the important factors that could cause our actual results to differ from those anticipated in the forward-looking statements, you should refer to our filings with the US Securities and Exchange Commission, in particular Item 3.D., Risk Factors, from our annual report on SEC Form 20-F for our fiscal year ended December 31, 2001. We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

                              FOR IMMEDIATE RELEASE



NOTICE OF EXPIRATION OF SOLICITATION OF CONSENTS TO INDENTURE AMENDMENTS AND WAIVERS (THE "CONSENT SOLICITATION") AND RECEIPT OF REQUIRED CONSENTS IN RELATION TO THE 11.5% SENIOR NOTES DUE 15 NOVEMBER 2010 (ISIN XS0142151405 AND XS0119612827) (THE "NOTES") OF GROHE HOLDING GMBH (THE "COMPANY")

The Company's Consent Solicitation closed successfully on 27 March 2003 at 5:00 PM central European time (the "Expiration Time") with receipt of the required consents. As a result, once the new senior secured credit facility is funded, the Company will implement the proposed amendments and waivers and pay holders of record, who validly consented to the Consent Solicitation by the Expiration Time, consent payments of (euro)72.50 per (euro)1,000 principal amount of Notes. The Company currently expects to transfer such payments to the tabulation agent for distribution by 4 April 2003.

Questions regarding the Consent Solicitation may be directed to Guy Douglas (tel. +44-207-888-1780) or Mark Walsh (tel. +44-207-888-7264) at Credit Suisse
First Boston (Europe) Limited and Frits Prakke (tel. +44-207-995-1640) or Abdulla Boulsien (tel. +44-207-995-4319) at Merrill Lynch International.